Exhibit 12.1

Dominion Energy, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

		Years Ended December 31,
	2017(a)	2016(b)	2015(c)	2014(d)	2013(e)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense (benefit)	$3,090	$2,867	$2,828	$1,778	$2,704
Distributed income from unconsolidated investees, less equity in earnings	177	(32)	12	(8)	17
Fixed charges included in income	1,276	1,068	953	1,237	930

Total earnings, as defined	$4,543	$3,903	$3,793	$3,007	$3,651

Fixed charges, as defined:
Interest charges	$1,238	$1,033	$920	$1,208	$899
Rental interest factor	38	35	33	29	31

Fixed charges included in income	$1,276	$1,068	$953	$1,237	$930
Preference security dividend requirement of consolidated subsidiary	23	2	—	17	25
Capitalized interest	164	124	67	39	28
Interest from discontinued operations	—	—	—	—	85

Total fixed charges, as defined	$1,463	$1,194	$1,020	$1,293	$1,068

Ratio of Earnings to Fixed Charges	3.11	3.27	3.72	2.33	3.42

(a)	Earnings for the twelve months ended December 31, 2017 include $158 million of charges associated with our equity method investments in wind-powered generation facilities; $72 million in transition and integration costs primarily associated with Dominion Energy’s acquisition of Dominion Energy Questar; and a $51 million charge related to other items, partially offset by $46 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2017.
(b)	Earnings for the twelve months ended December 31, 2016 include a $197 million charge associated with ash pond and landfill closure costs; a $65 million charge associated with an organizational design initiative; a $74 million in transaction and transition costs associated with Dominion Energy’s acquisition of Dominion Energy Questar; a $23 million charge related to storm and restoration costs; and a $45 million charge related to other items, partially offset by $34 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2016.

(c)	Earnings for the twelve months ended December 31, 2015 include an $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; a $99 million charge associated with ash pond and landfill closure costs; and a $78 million charge related to other items, partially offset by $60 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.
(d)	Earnings for the twelve months ended December 31, 2014 include a $374 million charge related to North Anna nuclear power station and offshore wind facilities; a $284 million charge associated with our liability management effort, which is included in fixed charges; a $121 million accrued charge associated with ash pond and landfill closure costs; and a $93 million charge related to other items, partially offset by a $100 million net gain on the sale of our electric retail energy marketing business and $72 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.
(e)	Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; a $40 million charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Electric and Power Company’s base rates for 2011-2012 test years; a $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; a $26 million charge related to the expected early shutdown of certain coal-fired generating units; and a $29 million charge related to other items, partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; a $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; and a $29 million net benefit primarily resulting from the sale of the Elwood power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.